LIMITED LIABILITY OPERATING AGREEMENT OF MARKS SNACKS LLC

a California limited liability company

This is a general Operating Agreement that has been personalized for your company. Before signing this agreement, it should be reviewed and edited by the company's Members and/or attorney to meet your company's specific needs and to conform to any statutory changes.

OPERATING AGREEMENT
OF
MARKS SNACKS LLC
a California limited liability company

PAGE

Exhibits

OPERATING AGREEMENT
OF
MARKS SNACKS LLC
a California limited liability company

This Limited Liability Operating Agreement of Marks Snacks LLC, effective as of March 19, 2025, is executed and agreed to, for good and valuable consideration, by the Members.

Article 1
FORMATION OF THE COMPANY

1.1 FORMATION. The Company was formed as a limited liability company by the filing of its Certificate with the state of California.

1.2 NAME. The name of the Company is Marks Snacks LLC and all Company business must be conducted in that name or such other names that may be selected by the Members and that comply with applicable law.

1.3 REGISTERED OFFICE; REGISTERED AGENT; OFFICES. The registered office and registered agent of the Company in the State of California shall be as specified in the Certificate or as designated by the Members in the manner provided by applicable law. The offices of the Company shall be at such places as the Members may designate, which need not be in the State of California.

1.4 PURPOSES. The purpose of the Company is to engage in the transaction of any and all lawful business, to promote any lawful purpose and to engage in any lawful act or activity for which limited liability companies may be organized and all activities related or incidental thereto.

1.5 FOREIGN QUALIFICATION. Prior to the Company's conducting business in any jurisdiction other than California, the Members shall cause the Company to comply with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.

1.6 TERM. The term of existence of the Company is perpetual from the date the Certificate became effective and shall continue in existence until earlier wound up and terminated in accordance with either this Agreement.

1.7 NO STATE-LAW PARTNERSHIP. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than applicable federal tax laws, and this Agreement may not be construed to suggest otherwise.

Article 2
UNITS / MEMBERS

2.1 UNITS. As of the Effective Date, the Members of the Company, and their respective Units and Membership Interests in the Company, are set forth on the annexed Exhibit A.

2.2 CERTIFICATE OF UNITS; SECURITIES.

(a) Certificate. The Units may be represented by a certificate of membership as determined by the Members. The exact contents of a certificate of membership may be determined by action of the Members but certificates shall be issued substantially in conformity with the following requirements. The certificates of membership shall be respectively numbered serially, as they are issued and shall be signed by the officers of the Company designated by the Members. Each certificate of membership shall state the name of the Company, the fact that the Company is organized under the laws of the State of California as a limited liability company, the name of the Person to whom the certificate is issued, the date of issuance, and the number, class and, if applicable, series of Units represented thereby. Each certificate of membership shall be otherwise in such form as may be determined by the Members. Such certificates shall bear the following restrictive legend:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE OF MEMBERSHIP HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT COVERING THE TRANSFER OF SUCH SECURITIES UNDER THE SECURITIES ACT, OR PURSUANT TO A TRANSACTION EXEMPT FROM SUCH REGISTRATION REQUIREMENTS (ACCOMPANIED BY AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH SECURITIES ACT).
>
> THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A CERTAIN AGREEMENT BY AND AMONG THE COMPANY AND THE HOLDERS OF CERTIFICATES OF MEMBERSHIP OF THE LIMITED LIABILITY COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE COMPANY.

(b) Cancellation of Certificate. Except as herein provided with respect to lost, stolen, or destroyed certificates, no new certificates of membership shall be issued in lieu of previously issued certificates of membership until former certificates for a like number of Units shall have been surrendered and cancelled. All certificates of membership surrendered to the Company for transfer shall be cancelled.

(c) Replacement of Lost, Stolen or Destroyed Certificate. Any Member claiming that its certificate of membership is lost, stolen, or destroyed may make an affidavit or affirmation of that fact and request a new certificate. Upon the giving of a satisfactory indemnity to the Company as reasonably required by the Members, a new certificate may be issued of the same tenor and representing the same number of Units as was represented by the certificate alleged to be lost, stolen, or destroyed.

(d) Registration of Transfer. To the extent permitted by this Agreement, Units shall be transferable upon the books of the Company by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Company by delivery thereof to the person in charge of the Unit transfer book and ledger. Such certificates shall be cancelled and new certificates shall thereupon be issued. A record shall be made of each transfer. Whenever any transfer of Units shall be made for collateral security, and not absolutely (to the extent permitted under this Agreement), it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Company to do so. The Members shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for Units of the Company.

2.3 REPRESENTATIONS AND WARRANTIES. Each Member hereby represents and warrants to the Company and each other Members as follows:

(a) the Member has duly executed and delivered this Agreement, and it constitutes the legal, valid and binding obligation of that Member enforceable against it in accordance with its terms (except as may be limited by bankruptcy, insolvency or similar laws of general application and by the effect of general principles of equity regardless of whether considered at law or in equity);

(b) the Member's authorization, execution, delivery, and performance of this Agreement does not and will not (i) conflict with, or result in a breach, default, or violation of, (y) any contract or agreement to which that Member is a party or is otherwise subject, or (z) any law, order, judgment, decree, writ, injunction, or arbitral award to which that Member is subject; or (ii) require any consent, approval, or authorization from, filing or registration with, or notice, any Governmental Authority or other Person, unless such requirement has already been satisfied;

(c) the Member is familiar with the existing or proposed business, financial condition, properties, operations, and prospects of the Company; he has asked such questions, and conducted such due diligence, concerning such matters and concerning its acquisition of the Units as he has desired to ask and conduct, and all such questions have been answered to his full satisfaction; he has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Company; he understands that owning the Units involves various risks, including the restrictions on Transfer set forth in Article 8, the lack of any public market for the Units, the risk of owning his Units for an indefinite period of time and the risk of losing his entire investment in the Company; he is able to bear the economic risk of such investment; he is

acquiring his Units for investment, solely for his own beneficial account and not with a view to or any present intention of directly or indirectly selling, offering, offering to sell or transfer, participating in any distribution, or otherwise Transferring all or a portion of his Units; and he acknowledges that the Units have not been registered under the Securities Act or any other applicable federal or state securities laws, and that the Company has no intention, and shall not have any obligation, to register or to obtain exemption from registration for the Units or to take action so as to permit sales pursuant to the Securities Act.

2.4 WITHDRAWAL. A Member may not withdraw from the Company.

2.5 INFORMATION.

(a) In addition to the other rights specifically set forth in this Agreement, each Member is entitled to all information to which that Member is entitled to have access. The Members agree, however, that a Majority of the Members may determine, due to contractual obligations, business concerns, or other considerations, that certain information regarding the business, affairs, properties, and financial condition of the Company should be kept confidential and not provided to some or all other Members, and that it is not just or reasonable for those Members to examine or copy that information.

(b) Each Member shall reimburse the Company for all costs and expenses incurred by the Company in connection with the Member's inspection and copying of the Company's books and records.

2.6 LIABILITY TO THIRD PARTIES. No Member shall be liable for the debts, obligations, or liabilities of the Company, including under a judgment decree or order of a court.

2.7 EXPULSION. A Member may not be expelled from the Company.

2.8 SPOUSES OF MEMBERS. Spouses of Members do not become Members as a result of such marital relationship. Each spouse of a Member shall sign a Consent of Spouse form, substantially in the form of Exhibit B, agreeing to be bound by the terms hereof including, without limitation, the term providing that ownership by a spouse is not permitted.

Article 3
CAPITAL CONTRIBUTIONS AND LIABILITY OF MEMBERS

3.1 CAPITAL CONTRIBUTIONS. The Initial Capital Contributions of each of the Members as of the date hereof are set forth on the annexed Exhibit A.

3.2 RETURN OF CONTRIBUTIONS. Except as otherwise provided in this Agreement, no Member shall demand or receive a return of its Capital Contribution or withdraw from the Company without the consent of all Members. Under circumstances requiring a return of any Capital Contribution, no Member shall have the right to receive property other than cash except as may be specifically provided herein. No Member shall receive any interest, salary, or drawing with

respect to its Capital Contribution or for services rendered on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in this Agreement.

3.3 ADVANCES BY MEMBERS. If the Company does not have sufficient cash to pay its obligations, any Member(s) that may agree to do so with the consent of the Company may advance all or part of the needed funds to or on behalf of the Company, at such interest rate and on such other terms as such Member and the Company may agree. An advance described in this Section 3.3 constitutes a loan from the Member to the Company and is not a Capital Contribution.

Article 4
DISTRIBUTIONS AND ALLOCATIONS

4.1 DISTRIBUTIONS IN GENERAL. At such time as determined by a Majority of the Members, but in no event no less often than annually on or before the sixtieth (60th) day after the end of each Fiscal Year, a Majority of the Members shall determine the extent, if any, of Distributable Cash. If a Majority of the Members determine that Distributable Cash exists for each Fiscal Year (or such shorter period for which the distribution is made), the Company may distribute to the Members, pro rata, in proportion to their respective Units, all or a portion of the Distributable Cash.

4.2 ALLOCATIONS OF PROFITS AND LOSSES. Profits and Losses of the Company shall be allocated among the Members pro rata, in proportion to their respective Units.

4.3 DISTINGUISHING BETWEEN CAPITAL GAINS AND ORDINARY INCOME. The definition of Profits includes any type of income, whether ordinary or capital, and Losses includes both ordinary and capital losses.

4.4 RELIANCE ON ADVICE OF ACCOUNTANTS AND ATTORNEYS. The Members will have no liability to the Company if the Member rely upon the opinion of tax counsel or accountants retained by the Company with respect to all matters (including disputes) relating to computations and determinations required to be made under this Article 4 or other provisions of this Agreement.

4.5 MEMBER ACKNOWLEDGMENT. The Members agree to be bound by the provisions of this Article 4 in reporting their shares of Company income and loss for income-tax purposes.

Article 5
MANAGEMENT / GOVERNANCE / MEETINGS

5.1 MANAGEMENT BY MEMBERS. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Members. Each Member shall devote such time to the affairs of the Company as is reasonably necessary for performance by the Member of his duties.

(b) In managing the business and affairs of the Company and exercising its powers, the Members shall act (i) collectively through resolutions adopted at meetings and in written consents pursuant to Section 5.2 and Section 5.3; and (ii) through

committees and individual Members to which authorities and duties have been delegated pursuant to Section 5.2. Decisions or actions taken by the Members in accordance with this Agreement (including this Section 5.1 and Section 5.2 shall constitute decisions or actions by the Company and shall be binding on each Member, Officer (as defined in Section 5.4), and employee of the Company.

5.2 MEETINGS OF MEMBERS. Special meetings of the Members may be called by Members having among them at least ten percent (10%) of the Units of all Members. Any such meeting shall be held on such date and at such time as the Person calling such meeting shall specify in the notice of the meeting, which shall be delivered to each Member at least ten (10) days, but not more than thirty (30) days prior to such meeting. Only business within the purpose or purposes described in the notice (or waiver thereof) for such meeting may be conducted at such meeting. Unless otherwise expressly provided in this Agreement, at any meeting of the Members, a Majority of the Members, represented either in person or by proxy, shall constitute a quorum for the transaction of business, and an act of a Majority of the Members shall be the act of the Members.

5.3 PROVISIONS APPLICABLE TO ALL MEETINGS. In connection with any meeting of the Members, the following provisions shall apply:

(a) Any such meeting shall be held at the principal place of business of the Company, unless the notice of such meeting specifies a different place.

(b) Attendance of a Person at such meeting (including pursuant to Section 5.3(e) shall constitute a waiver of notice of such meeting, except where such Person attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) A Person may vote at such meeting by a written proxy executed by that Person and delivered to another Member, as applicable. A proxy shall be revocable unless it is stated to be irrevocable.

(d) Any action required or permitted to be taken at such a meeting may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the Members, or having not fewer than the minimum number of Units or votes that would be necessary to take the action at a meeting at which all Members entitled to vote on the action were present and voted.

(e) Members may participate in and hold such meeting by means of conference telephone, video conference, or similar communications equipment by means of which all Persons participating in the meeting can hear each other.

5.4 OFFICERS. The Members may designate one or more Persons to be officers of the Company), and any Officers so designated shall have such title, authorities, duties, and salaries as the Members may delegate to them. Any Officer may be removed as such, either with or without cause, by the Members.

5.5 LIMITATIONS ON LIABILITY The liability of the Members shall be limited to the greatest extent allowed by law.

5.6 CONFLICTS OF INTEREST / DEALINGS WITH MEMBERS AND AFFILIATES. Unless otherwise bound, the Members, and any of their Affiliates may engage in and possess interests in other ventures of any and every type and description, independently or with others, excluding ones in competition with the Company, with no obligation to offer to the Company or any other Member or Officer the right to participate therein. The Company may transact business with any Member, Officer, or Affiliate thereof, provided the terms of those transactions are no less favorable than those the Company could obtain from unrelated third parties.

5.7 INDEMNIFICATION. **THE COMPANY SHALL INDEMNIFY, DEFEND, PROTECT AND HOLD HARMLESS EACH MEMBER AND OFFICER FROM AND AGAINST ALL ACTIONS, SUITS OR PROCEEDINGS, AND ALL OTHER CLAIMS, DEMANDS, LOSSES, DAMAGES, LIABILITIES, JUDGMENTS, AWARDS, PENALTIES, FINES, SETTLEMENTS, COSTS AND EXPENSES (INCLUDING COURT COSTS AND REASONABLE ATTORNEYS' FEES), ARISING OUT OF THE MANAGEMENT OF THE COMPANY OR SUCH MEMBERS SERVICE OR STATUS AS A MEMBER OR SUCH OFFICER'S SERVICE OR STATUS AS AN OFFICER. THIS INDEMNITY SHALL APPLY TO MATTERS THAT ARISE OUT OF THE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR RESPONSIBILITY BY SUCH MEMBER OR OFFICER; PROVIDED, HOWEVER, THAT THIS INDEMNITY SHALL NOT APPLY TO MATTERS ARISING OUT OF THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR BREACH OF THIS AGREEMENT BY SUCH MEMBER OR OFFICER.**

Article 6
TAXES

6.1 TAX RETURNS. The Company shall prepare and timely file all federal, state, and local tax returns required to be filed by the Company. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver a copy of each such return to the Members on or before ten (10) days prior to the due date of any such return, together with such additional information as may be required by the Members in order for the Members to file their individual returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its returns.

6.2 TAX ELECTIONS. The Company shall make the following elections on the appropriate tax returns:

(a) to adopt the calendar year as the Company's fiscal year;

(b) to adopt the method of accounting recommended by the Company's accountant

(c) any other election the Members may deem appropriate and in the best interests of the Members.

Article 7
BOOKS, RECORDS, AND BANK ACCOUNTS

7.1 BOOKS AND RECORDS. The Members shall keep or cause to be kept at the principal office of the Company complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business, and minutes of the proceedings of its Members. The books and records shall be maintained with respect to accounting matters in accordance with sound accounting practices, and the books and records shall be available at the Company's principal office for examination, subject to Section 2.5, for any purpose reasonably related to a Member's Interest in the Company, by any Member or the Member's duly authorized representative at any and all reasonable times during normal business hours.

7.2 REPORTS. Within one hundred twenty (120) days after the end of each taxable year, the Members shall cause to be sent to each Member at the end of the taxable year a complete accounting of the financial affairs of the Company for the taxable year then ended.

7.3 ACCOUNTS. The Members shall establish one or more separate bank and investment accounts and arrangements for the Company, which shall be maintained in the Company's name with financial institutions and firms that the Members determine. The Members may not commingle the Company's funds with the funds of any Manager or Member.

Article 8
RESTRICTIONS ON TRANSFER / PREFERENTIAL PURCHASE RIGHT / PURCHASE OPTION

8.1 RESTRICTION ON TRANSFERS. No Member may Transfer all or any portion of his Units except in strict accordance with this Article 8. Any Units transferred in contravention of this Article shall be void of all voting, inspection and other rights with respect to the pledgee/transferee and any such Transfer shall be null and void *ab initio* and shall be subject to purchase by the Company. Any transferor must sign a counterpart to this Agreement agreeing to be bound by all terms hereof prior to such transfer being deemed effective. Each Member specifically acknowledges that a breach of this Article 8 would cause the Company and the Members to suffer immediate and irreparable harm, which could not be remedied by the payment of money. In the event of a breach or threatened breach by a Member of the provisions of this Article 8, the Company or other Members shall be entitled to injunctive relief to prevent or end such breach, without the requirement to post bond. Nothing herein shall be construed to prevent the Company or other Members from pursuing any other remedies available to it for such breach or such threatened breach, including the recovery of damages, reasonable attorneys' fees and expenses.

8.2 PREFERENTIAL PURCHASE RIGHT.

(a) If a Member desires to Transfer all or any portion of its Membership Interest, it must first offer the Company and the other Members the right to purchase such Membership Interest (or portion thereof, as applicable), in accordance with Section 8.2(b);

provided, however, that compliance with Section 8.2(b) shall not be required in the case of the following dispositions:

(i) Transfers arising as a result of the Bankruptcy or death of a Member, both of which are governed by Section 8.4; and

(ii) Transfers arising as a result of the occurrence of a divorce of a Member of the death of the spouse of a Member, which are governed by Section 8.5.

(b) Should any Member at any time desire to Transfer all or a portion of its Membership Interest pursuant to a bona fide offer from another Person, such Member shall promptly give notice thereof to the Company and the other Members. The Transfer Notice shall set forth all relevant information with respect to the proposed Transfer, including but not limited to the name and address of the prospective acquirer, the consideration to be received for the proposed Transfer, the precise Membership Interest that is the subject of the Transfer, the proposed closing date for the Transfer, and any other terms and conditions of the proposed Transfer. The Company first, and then the other Members, second, shall have the preferential right to acquire all or a portion of such Membership Interest for the same purchase price, and on the same terms and conditions, as are set forth in the Transfer Notice, except as provided otherwise in this Section 8.2(b). The Company shall have thirty (30) days following its receipt of the Transfer Notice in which to notify the Transferring Member and the other Members whether the Company desires to exercise its preferential right, and if so, with respect to what portion of the offered Interest. If the Company does not exercise its right to purchase all or a portion of the offered Membership Interest, then the Members (other than the Transferring Member) shall have sixty (60) days following its receipt of the Transfer Notice in which to notify the Transferring Member and the Company whether such Member desires to exercise its preferential right, and if so, with respect to what portion of the offered Interest. If the Company or any Member does not respond during the applicable period, then the Company or the Member that failed to respond shall be deemed to have waived such right. If there is more than one Purchasing Member, each Purchasing Member shall participate in the purchase in the same proportion that its Membership Interest bears to the aggregate Membership Interests of all Purchasing Members (or on such other basis as the Purchasing Members may mutually agree).

8.3 OBLIGATIONS OF PERMITTED TRANSFEREES. In the case of any Transfer of Units made in accordance with Section 8.2, the transferee shall execute and deliver an appropriate instrument agreeing to be bound by this Agreement as a Member and such additional agreements or instruments as the Company may require. Any permitted transferee of Units shall receive and hold such Units subject to this Agreement and all of the restrictions, obligations and rights created hereunder, and the Members and each transferee shall be bound by their obligations under this Agreement with respect to each subsequent transferee.

8.4 DEATH OR BANKRUPTCY. If a Member dies or suffers a Bankruptcy, the Company shall have the option to acquire the Units of the Deceased Member or the Bankrupt Member, by notifying the estate of the Deceased Member or the Bankrupt Member in writing of such exercise.

The Company may exercise the purchase option at any time following the death or Bankruptcy of the Member. The purchase price for the Units being purchased pursuant to this Section 8.4 shall be the Fair Market Value of the Units owned by the Deceased Member of the Bankrupt Member. Such amount shall be payable in the form of a lump sum payment of cash due and payable within thirty (30) days of the later to occur of the qualification of a Member's personal representative or the payment to the Company of the Insurance Benefit. If an option to purchase is exercised in accordance with the other provisions of this Section 8.4, the closing of such purchase shall occur at the principal place of business of the Company on the thirtieth (30th) day after the determination of the Purchase Price, unless the parties to such closing agree upon a different place or date. At the closing, (a) the estate of the Deceased Member or the Bankrupt Member shall execute and deliver to the Company (i) an assignment of the Units, in form and substance reasonably acceptable to the Company, containing a general warranty of title as to such Units (including that such Units are free and clear of any encumbrances), and (ii) any other instruments reasonably requested by the Company to give effect to the purchase; and (b) the Company shall deliver to the estate of the Deceased Member or the Bankrupt Member (i) the portion of the Purchase Price required to be paid at the closing, in immediately available funds, and (ii) one or more unsecured promissory notes reflecting the payment terms established in this Section. The Units of the Members shall be deemed adjusted to reflect the effect of the purchase. If a Member dies or suffers a Bankruptcy, the Units held by the estate of the Deceased Member or the Bankrupt Member shall immediately be converted to a non-voting Units. Until such time as the Company exercises its purchases option under this Section, the estate of the Deceased Member may Transfer the Units held by the Deceased Member.

8.5 PROCEDURE FOR SPOUSE-RELATED BUYOUT EVENTS. If a divorce of a Member or the death of a Member's spouse shall occur and the Member does not retain the entirety of his Membership Interest, the Member affected by such divorce or death shall promptly give notice thereof to the Company and the other Members. The Affected Member shall have the option to acquire such Spouse's Fraction, by notifying the Affected Member's spouse or former spouse (or his or her representative) of such exercise within sixty (60) days following the occurrence of the entry of a final decree of divorce or the death of a Member's spouse. If the Affected Member does not exercise his or her right, then the Company first and then the other Members, second, shall have the option to acquire such Spouse's Fraction. The Company shall have thirty (30) days following its receipt of the notice in which to notify the Affected Member's spouse or former spouse (or his or her representative) and the other Members whether the Company desires to exercise its option and if so, with respect to what portion of the Spouse's Fraction. If the Company does not exercise its right to purchase all or a portion of the Spouse's Fraction, then the Members (other than the Affected Members) of shall have sixty (60) days following receipt of the notice in which to notify the former spouse (or his or her representative) and the Company whether such Member desires to exercise its option, and if so with respect to what portion of the Spouse's Fraction. Any Member that does not respond during the applicable period shall be deemed to have waived his right. If more than one Member exercises his right, each exercising Member shall participate in the purchase in the same proportion that his Units bear to the aggregate Units of all exercising Members (or on such other basis as the exercising Members may mutually agree). For purposes of this Agreement, a Spouse's Fraction means that portion (if any) of a Member's Units that such Member's spouse, such Member's former spouse, such Member's spouse's estate, or

such Member's former spouse's estate is determined to own by a court of competent jurisdiction or, in the absence of a judicial determination, by a written agreement between the Member and such spouse, such spouse's estate, such former spouse, or such former spouse's estate. The Person that is required to sell his or her Spouse's Fraction pursuant to this Section 8.5 is referred to herein as the "Seller," and the Person(s) that exercise a right to purchase the Spouse's Fraction pursuant to this Section 8.5 are referred to herein as the "Buyer(s)." The purchase price for the Units or a Spouse's Fraction being purchased pursuant to this Section 8.5 shall be the Fair Market Value of the Spouse's Fraction. Such amount shall be payable in three (3) equal annual installments, the first of such installment being due and payable within thirty (30) days of the determination of the Purchase Price. If an option to purchase is exercised in accordance with the other provisions of this Section 8.5, the closing of such purchase shall occur at the principal place of business of the Company on the thirtieth (30th) day after the determination of the Purchase Price, unless the parties to such closing agree upon a different place or date. At the closing, (a) the Seller shall execute and deliver to the Buyer(s) (i) an assignment of the Spouse's Fraction, in form and substance reasonably acceptable to the Buyer(s), containing a general warranty of title as to such Spouse's Fraction (including that such Unit or Spouse's Fraction is free and clear of any encumbrances), and (ii) any other instruments reasonably requested by the Buyer(s) to give effect to the purchase; and (b) the Buyer(s) shall deliver to the Seller (i) the portion of the Purchase Price required to be paid at the Closing, in immediately available funds, and (ii) one or more unsecured promissory notes reflecting the payment terms established in this Section. The Membership Interests of the Members shall be deemed adjusted to reflect the effect of the purchase.

8.6 DISTRIBUTIONS AND APPLICATIONS IN RESPECT TO TRANSFERRED UNITS. If any Unit is Transferred during any Fiscal Year in compliance with the provisions of this Article 8, Profits, Losses, each item thereof, and all other items attributable to the Interest for such Fiscal Year shall be divided and allocated between the transferor and the transferee by taking into account their varying Interests during such Fiscal Year in accordance with the CODE, using any conventions permitted by law and selected by the Company. All distributions on or before the date of such Transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such Transfer not later than the end of the calendar month during which it is given notice of such Transfer; provided, however, if the Company is given notice of a Transfer at least ten (10) Business Days prior to the Transfer, the Company shall recognize such Transfer as the date of such Transfer and provided further that if the Company does not receive a notice stating the date such Interest was Transferred and such other information as the Managers may reasonably require within thirty (30) days after the end of the Fiscal Year during which the Transfer occurs, then all such items shall be allocated and all distributions shall be made to the Person who, according to the books and records of the Company, was the owner of the Interest on the last day of the Fiscal Year during which the Transfer occurs. Neither the Company nor the Members shall incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not the Members or the Company has knowledge of any Transfer of ownership of any Interest.

8.7 FAILURE TO COMPLY. Any purported Transfer consummated without first complying with this Article 8 shall be null and void and of no effect whatsoever.

Article 9
WINDING UP AND TERMINATION

9.1 WINDING UP.

(a) Winding up of the Company is required upon the first of the following to occur:

(i) The expiration of the Company's period of duration if not perpetual;

(ii) Upon the affirmative vote of a Majority of the Members to wind up the Company;

(iii) the consummation of an Fundamental Business Transaction; provided, however, that the consummation of the Fundamental Business Transaction shall not be deemed to be a liquidation, dissolution, or winding up of the Company for purposes of this Section 9.1 if within thirty (30) days after delivery of written notice of such Fundamental Business Transaction by the Company to the holders of voting Units, a Majority of the Members provide written notice to the Company that such Fundamental Business Transaction shall not be deemed a liquidation, dissolution, or winding up of the Company for purposes of this Section 9.1, or

(iv) The entry of a decree by a court of competent jurisdiction requiring the winding up of the Company.

(b) If an event described in subparagraph (i) of Section 9.1(a) shall occur and there shall be at least one Member remaining, the Company shall not be wound up, and the business of the Company shall be continued, if a Majority of the Members so agree within ninety (90) days of the occurrence of such event.

(c) Upon the occurrence of an event requiring the winding up of the Company, the business and affairs of the Company shall cease except to the extent necessary to wind up the Company's business, and the assets of the Company shall be liquidated under this Article 9.

(d) Winding up of the Company shall be effective as of the day on which the event occurs giving rise to the winding up, but the Company shall not terminate until the winding up process has been completed.

(e) During the winding up of the Company, the Members may cause any part or all of the assets of the Company to be sold in such manner as the Members shall determine in an effort to obtain the best prices for such assets; provided, however, that the Members may distribute assets of the Company in kind to the Members to the extent practicable.

9.2 Winding Up and Liquidation. On the occurrence of an event described in Section 9.1(a), unless an election is made to continue the business of the Company pursuant to Section 9.1(b), the Members shall act as liquidator or may appoint one Member as liquidator. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Members. The costs of winding up shall be borne as a Company expense.

9.3 Distribution of Assets. In settling accounts during winding up, the assets of the Company shall be paid in the following order:

(a) First, to creditors, in the order of priority as provided by law, except those to Members of the Company on account of their Capital Contributions;

(b) Second, to fund reserves for liability not then due and owing and for contingent liabilities to the extent they were determined reasonable by the Members, provided that, upon the expiration of such period of time as the Members deem advisable, the balance of such reserves remaining after payment of such contingencies shall be distributed in the manner below;

(c) Third, any remainder shall be distributed to the Members of the Company, pro rata, in accordance with their respective Units.

9.4 Distributions in Kind. If any assets of the Company are distributed in kind, such assets shall be distributed to the Members entitled thereto as tenants-in-common in the same proportions as the Members would have been entitled to cash distributions if such property had been sold for cash and the net proceeds thereof distributed to the Members.

9.5 Termination. When the winding up process has been completed, a Certificate of Termination shall be executed on behalf of the Company by a Member and shall be filed with the Secretary of State of California, and the Members shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the termination of the Company.

Article 10
Amendment

10.1 Amendments to this Agreement. Except as provided in Section 10.2, no alterations, modifications, amendments or changes herein shall be effective or binding upon the parties hereto unless the same shall have been agreed to by a vote of a Majority of the Members. Any amendments to this Agreement that would have the effect, directly or indirectly, separately or cumulatively, of reducing the benefits to, or increasing the obligations or liabilities of the Members and any amendment to this Article 10 shall require additionally the express written consent of the Company and the affected Member. A Member who fails to respond within fifteen (15) days of a notice of a proposed amendment shall be deemed to have voted in favor of it.

10.2 Other Amendments to this Agreement. In addition to any amendments otherwise authorized herein, this Agreement may be amended from time to time by the Members

to (i) cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement; (ii) admit any additional Members or reflect any change in address or Membership Interest of a Member; and (iii) modify the provisions of this Agreement, if in the opinion of counsel to the Company and the Members such modification is necessary to cause the allocations contained therein to have substantial economic effect.

Article 11
GENERAL PROVISIONS

11.1 OFFSET. Whenever the Company is to pay any sum to a Member, any amounts that the Member owes the Company may be deducted from that sum before payment.

11.2 NOTICES. Except as expressly set forth to the contrary in this Agreement, all notices, requests, approvals or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, or by delivering that writing to the recipient in person, by courier or by facsimile transmission or by email; and a notice request or consent given under this Agreement is effective on receipt by the Person to receive it. All notices, requests and consents to be sent to a Member must be sent to or made at the addresses given for that Member on Exhibit A or such other address as that Member may specify by notice to the other Members. Whenever any notice is required to be given by law or by this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of that notice.

11.3 ENTIRE AGREEMENT; SUPERSEDURE. This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

11.4 EFFECT OF WAIVER OR CONSENT. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of his or its rights with respect to that default until the applicable statute of limitations period has run.

11.5 BINDING EFFECT. Subject to the restrictions on Transfer set forth in this Agreement, this Agreement is binding on and shall inure to the benefit of the Members and their respective legal representatives, successors and permitted assigns.

11.6 GOVERNING LAW; SEVERABILITY. This Agreement is governed by and shall be construed in accordance with the law of the State of California, excluding any conflict of laws rule or principle that might refer the governance or the construction of this Agreement to the law of

another jurisdiction. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law. Venue for any action arising under or in connection with this agreement shall lie exclusively in California.

11.7 Further Assurances. Each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effect and perform the provisions of this Agreement and those transactions.

11.8 Waiver of Certain Rights. Each Member irrevocably waives any right it may have to maintain any action for the winding up and termination of the Company or for partition of the property of the Company.

11.9 Notice to Members of Provisions of this Agreement. By executing this Agreement, each Member acknowledges that he has actual notice of all of the provisions of this Agreement, including, without limitation, the restrictions on the transfer of Units set forth in Article 8. Each Member hereby agrees that this Agreement constitutes adequate notice of all these provisions.

11.10 Numbers and Gender. Where the context so indicates, the masculine shall include feminine and neuter, and the neuter shall include the masculine and feminine, the singular shall include the plural.

11.11 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

11.12 Confidentiality. Except with the prior written consent of the Company and except as otherwise required by law, each Member shall, and shall cause each of its representatives to (a) hold in strict confidence all confidential, proprietary or other non-public information or trade secrets relating to the Company or its assets or operations (the "Confidential Information"), and (b) not release or disclose in any manner whatsoever to any other person any such Confidential Information; provided that (i) the foregoing provisions shall not apply to any disclosure, to the extent reasonably required, to those of such Member's auditors, attorneys and other representatives who agree to be bound by the provisions of this Section 11.12 (ii) the foregoing provisions shall not apply where such Member or any of its representatives is compelled to disclose such Confidential Information, by judicial or administrative process or, in the reasonable opinion of its counsel, by other requirements of law (provided that prior written notice of such disclosure is given to the Company and any such disclosure is limited to only that portion of the Confidential Information which such person is compelled to disclose), (iii) the term "Confidential Information" shall not include information (A) which is or becomes generally available to the public other than as a result of disclosure of such information by such Member or any of its representatives, (B) becomes available to the recipient of such information on a non-confidential basis from a source which is not, to the recipient's knowledge, bound by a confidentiality or other similar agreement, or by any other legal, contractual or fiduciary obligation which prohibits disclosure of such

information to the other parties hereto, or (C) which can be demonstrated to have been developed independently by the representatives of such recipient which representatives have not had any access to any information which would otherwise be deemed to be "Confidential Information" pursuant to the provisions of this Section 11.12, and (iv) each of the Members acknowledges and agrees that any information the Members may receive from the Company in its reports to Members is confidential, proprietary and non-public in nature.

In Witness Whereof, the Members have executed this Agreement as of the Effective Date, although not necessarily executed on such date.

<u>Members</u>:

Mark Samuel

____

____

1393562.1

EXHIBIT A

MEMBERS
(as of the Effective Date)

Name and Address	Number of Units	Interest
Mark Samuel [redacted]	1,000	100.%
Total	**1,000**	**100.%**

EXHIBIT B

SPOUSE'S AGREEMENT

I acknowledge that I have read the Limited Liability Company Agreement of Marks Snacks LLC and that I understand its contents. I am aware that the Agreement contains provisions whereby my spouse agrees to sell all of his / her Units / Membership Interest, of any form, in the Company, including, if any, our community interest in the Units / Membership Interest, upon the occurrence of certain events, and that such Agreement also imposes restrictions on the transfer of such ownership interests in the Company. I hereby consent to any sale of my spouse's interest in the Company pursuant to the Agreement, approve of the provisions of the Agreement, and agree that our community property interest in the Units / Membership Interest, if any, is subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement in relation to the Units / Membership Interest. I further agree that the Units / Membership Interest will be the sole management community property of my spouse, and my spouse, without my consent, shall have the sole authority to control all or any portion of the Units / Membership Interest.

I am aware that the legal, financial and other matters contained in the Agreement are complex and I am free to seek advice with respect thereto from independent counsel. I have either sought such advice or determined after carefully reviewing the Agreement that I will waive such right.

Date: __________________________, 20___

Name of Member: __________________________________

Name of Spouse: ___________________________________

Signature of Spouse: ________________________________

Exhibit "C"

Date	Fair Market Value Per Unit	Signature of Members
__________	__________________________	___________________________